(a development stage company)

THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED MAY 31, 2012

Unaudited (prepared by management)
Stated in Canadian dollars

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MAY 31, 2012

The following discussion is management’s assessment and analysis (“MD&A”) of the results of operations and financial conditions of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the nine months ended May 31, 2012, and with the audited financial statements for the years ended August 31, 2011, and 2010 all of which are available at the SEDAR website at www.sedar.com.

On September 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”).  The unaudited condensed consolidated interim financial statements for the nine months ended May 31, 2012, and 2011, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, and used accounting policies consistent with IFRS (the “Financial Report”).

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to July 26, 2012.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Nevada, Alaska, and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the three months ended May 31, 2012, and up to the date of this MD&A are as follows.

USA Funding Partner activity

Ramelius – Angel Wing / Big Blue projects

The Angel Wing project consists of unpatented lode mining claims covering 2.8 square miles in northeast Elko County, Nevada. The project is located 30 miles north of Montello, Nevada. The property is two miles west of the Nevada - Utah border. The Big Blue project consists of unpatented lode mining claims covering 8 square miles in Lander County, Nevada. The project is located approximately 13 miles north of Austin, Nevada.

Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

As described in the notes to the Financial Report, the Angel Wing and Big Blue properties are the subject of exploration funding agreements with Ramelius Resources Ltd.

Angel Wing currently has seven gold target areas identified by geologic mapping of quartz-calcite veins with distinctive "angel wing" textures, rock and soil geochemistry, and geophysics. In 2011, Ramelius drill tested five of the target areas, including the Da Vinci vein, and first-ever drill tests of the Botticelli vein, a northwestward splay of the Da Vinci vein, and the Rossetti and Raphael vein targets. All 2011 drill holes intersected gold and/or silver mineralization. The results of the 2011 drilling, more than doubled the strike length, and increased the depth extent of known gold mineralization in the Da Vinci vein.  Seven drill intercepts now indicate the Da Vinci vein's strike length is about 575 ft and vertical extent from surface is about 330 ft.  As announced on June 12, 2012, Ramelius began a four-hole reverse-circulation drill program to further test the Da Vinci vein system as well as resistivity highs flanking the Da Vinci vein and an annular-shaped magnetic anomaly.

Big Blue, a sediment-hosted gold project on the south margin of the Callaghan Window, a large area exposing Cambrian- through Silurian-age lower-plate carbonate rocks in the footwall of the Roberts Mountains Thrust (“RMT”). On June 21, 2012, the Company announced the results of Phase III drilling at Big Blue.   Ramelius drilled a total of 2,860 ft in two reverse-circulation holes. Both holes intersected anomalous gold mineralization in the carbonate section of the lower plate of the RMT.  All holes drilled to date at Big Blue have intersected detectable gold mineralization.  The anomalous and significant intercepts in Phase I and II drilling are in the upper-plate of the RMT. Better host rocks for sediment-hosted gold mineralization are considered to be the limestone formations beneath the RMT and the Phase III significant gold intersections below 1,000 ft (305 m) are in these limestones.  On June 29, 2012, Ramelius delivered 30 days notice to the Company of its intention to terminate the option agreement on the Big Blue project and the Company will seek another partner to continue exploration on the remaining targets at Big Blue

Agnico - Ester Dome project, Fairbanks District, Alaska

The Ester Dome project consists of Alaska state mining claims both held under lease and directly by the Company that covers approximately 13.8 square miles.  The Ester Dome project is located approximately 5 miles from Fairbanks.

As described in the notes to the Financial Report, the Ester Dome property is the subject of exploration funding agreements with a subsidiary of Agnico-Eagle Mines Limited.

Agnico completed six core holes for a total of 4,224 ft in the fourth quarter of 2011. The program was designed as an initial test of an approximately 5,900 ft long by 590 to 1,640 ft wide northwest trending soil anomaly associated with a cluster of granitic bodies that intrude meta-sedimentary schist and quartzite.  Significant gold mineralization of greater than 0.01 oz Au/ton was encountered in four of the six holes drilled.  Mineralization is related to quartz sulfide veinlets and intense fracturing accompanied by iron oxides and local quartz-sericite-pyrite alteration selvages.

The results of this initial program met expectations and are encouraging enough for Agnico to confirm to the Company that they will return for a second round of drilling in 2012 which began in late May, 2012 with a budget of $700,000. Agnico plans to drill approximately 5,900 ft in nine holes. Drilling is designed to continue testing a large northwest-trending soil anomaly associated with a cluster of granitic bodies intruding schist and quartzite, and to offset significant mineralization drilled in late 2011.

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

NuLegacy - Red Hill / Coal Canyon projects

The Red Hill project consists of unpatented lode mining claims covering 2.5 square miles in Eureka County, Nevada and the Coal Canyon project consists of unpatented lode mining claims covering 2.1 square miles.  Both projects are located in the Simpson Park Mountains approximately 80 to 90 road miles respectively, southwest of Elko, Nevada and approximately 40 miles southwest from Battle Mountain, Nevada.

As described in the notes to the Financial Report, the Red Hill and Coal Canyon properties are the subject of exploration funding agreements with NuLegacy Gold Corporation.  NuLegacy has additional projects under option from other parties that comprise what is NuLegacy’s 100 square mile Red Hill project.

As announced on June 28, 2012, NuLegacy completed six reverse circulation holes for 6,685 ft and one core hole for 2,640 ft. The six reverse circulation holes (one more than initially planned in March) continued to test and define targets along the Long Fault Anomaly and the core hole off-set high-grade mineralization in hole BRH-13.  NuLegacy originally planned two core offsets to BRH-13, but decided to wait for the assays of the first core hole before proceeding with the second offset hole, which is now planned for later this year.

Three of the six reverse circulation holes showed weakly anomalous gold and trace-element values over tens of feet, with only one hole, RHM12-017 intercepting 10 feet of 0.019 oz Au/t  from 1,450 to 1,460 ft.

The one core hole, RHM-013C, was drilled to a depth of 2,645 feet.  It was angled to the south at -75 degrees to intersect the high-grade mineralized zone discovered in the reverse-circulation hole BRH-13.  The down-hole survey confirmed that due to drill-hole deflection RHM-013C missed hitting the targeted zone by 246 ft.  It contained three long intervals of anomalous gold with associated trace elements.  Other characteristics that are common to Carlin-type gold systems that were observed in the core included thinly laminated silty-limestone bedding, brecciation, dissolution cavities and carbon.  Also of interest were arsenic values near the target depth.  A 43 ft interval beginning at 2,238 ft had an average arsenic content of 449 parts per million (“ppm”) with a high value of 2,230 ppm.  This interval is vertically at the same horizon as the gold mineralization in BRH-13.  Background arsenic was less than 10 ppm. The favorable alteration and elevated trace element values in hole RHM-013C confirms the quality of and will help refine the target for deeper, gravel covered mineralization at Red Hill.  It can now be assumed that the mineralization in BRH13 is structurally controlled and that there is likely a north-south component to the controlling fault.  Miranda will work with NuLegacy to design the next phase of drilling and hopefully intersect significant mineralization with the next holes offsetting BRH13.

Red Eagle - Pavo Real, Colombia

The Pavo Real project covers approximately 4,000 hectares and is located in the Tolima Department of Colombia. Pavo Real - is 2.5 miles from the town of Rovira and 12.4 miles south of the city of Ibague.  The Pavo Real project is easily accessed by road, with manpower, water and power readily available.

As described in the notes to the Financial Report, the Pavo Real property is the subject of a shareholder agreement with Red Eagle Mining Corporation.

On July 6, 2012, the Company announced that Red Eagle has completed a 11,150 ft diamond core drilling program at Pavo Real. This initial program consists of nine core holes drilled at various angles.

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

Drilling was focused on determining structural controls to mineralization, with targets including quartz veins and veinlet systems in sedimentary host rocks and hydrothermal breccias. Ongoing exploration work and these drill results will be used to design a follow-up drill program.

Miranda and Red Eagle are encouraged by the numerous anomalous intercepts.  This initial phase of drilling partially tested targets near the La Cruzada adits, the Quebrada Virgen adit and a breccia on the west side of the property. Yet to be drill tested is a target on the southeast portion of the property where sandstone and limestone are in contact with intrusive rocks.  Red Eagle anticipates testing this area for sediment-hosted disseminated mineralization once a drill permit is issued.

Agnico-Eagle Mines Limited - Colombia

On July 25, 2012, Miranda announced the signing of a non-binding Letter of Intent (“LOI”) to form a strategic alliance with Agnico for precious metal exploration in central Colombia.  Under the terms of the LOI, Agnico and Miranda share 70:30, respectively, in generative exploration expenditures with exploration activities conducted by Miranda.  The alliance is for a period of three years and is renewable thereafter by mutual consent. The exploration program budget will be an aggregate amount of no less than US$1,100,000 per year.

As Colombian properties are acquired, they will be presented to Agnico and will have a 60-day period during which to choose to exercise its option to designate a formal project (each a "Designated Property").  Agnico can earn increasing levels of interest in one or more Designated Properties through a staged series of qualified exploration and feasibility study expenditures over a designated time frame to secure up to a 70% interest in one or more Designated Properties. Once Agnico has earned its final vesting, a joint venture will be formed and Miranda will be responsible for its proportionate share of joint venture expenditures.

If Agnico declines to exercise its option to acquire a Designated Property, then Miranda is free to acquire the presented property at its own expense with no further obligation to Agnico.   The agreement includes a backstop financing agreement that would be available to Miranda under certain conditions.  Following the signing of the LOI, both parties will work towards finalizing a definitive agreement.

Miranda is working to build predictive models for Colombia exploration and has and continues to evaluate several prospects supported by its staff of three geologists working out of its Medellin office.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Joe Hebert, C.P.G., B.S.Geo., a Qualified Person as defined by National Instrument 43-101.

Measurements

Imperial units of measure have been used in this MD&A.  To convert Imperial measurements to metric equivalents divide by:

Short tons to tonnes	1.10231
Ounces (troy) to kilograms	32.150
Ounces (troy) to grams	0.03215
Ounces (troy) / short ton to grams/tonne	0.02917
Acres to hectares	2.47105
Miles to kilometres	0.62137
Feet to meters	3.28084

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

First time adoption of International Financial Reporting Standards (“IFRS”)

The Company previously prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (the “CICA Handbook”).  In 2010, the CICA Handbook was revised to incorporate IFRS, and now requires publicly accountable enterprises to apply such standards effective for periods beginning on or after January 1, 2011.  Accordingly, the accounting policies adopted in the preparation of our first year of unaudited interim condensed consolidated financial statements have been prepared on the basis of IFRS, which is mandatory for financial years beginning on or after January 1, 2011.  The comparative balances at May 31, 2011, and the year ended August 31, 2011, have been reconciled and the result was that there were differences identified between Canadian GAAP and IFRS for the Company.  These differences are fully described in Note 18 of the Financial Report.

Results of Operations for the nine months ended May 31, 2012, and 2011

The Company incurred a net loss of $2,527,979 in the nine months ended May 31, 2012 (May 31, 2011 - $2,949,751).

Significant cash expenditure differences between the nine month periods include:

•
Exploration and evaluation expenditures in Nevada, Alaska and Colombia are detailed in Note 9 to the Financial Report.  Exploration expenditures in the current nine-month period were $1,313,732 with $384,481 of recoveries from funding partners for a net expenditure of $929,251.  This compares to $1,509,918 with $511,452 of recoveries from funding partners for a net expenditure of $998,466 in the nine months ended May 31, 2011;

•
Investor relations, travel and business promotion totaled $270,441 (2011 - $276,452).  The investor relations programs in the nine months ended May 31, 2012, include: attendance at conferences; in-house bi-monthly newsletters; news releases; presentations and one-on-one meetings with brokers and analysts; media relations; corporate relations; web site maintenance; and responses to inquiries.  The $15,768 decrease in the investor relations costs was partially offset by the $9,757 increase in the travel and business promotion category;

•
Professional fees were $16,875 for the nine months ended May 31, 2012, (2011: $43,261) with the period-over-period decrease being primarily due to decreased legal fees associated with the establishment of several subsidiaries and branch offices in preparation for project work in Colombia and the negotiation of the related agreements recorded in the comparative period; and

•
The favorable variance of $65,947 in the wages and benefits category (2012 - $573,153 vs. 2011 - $639,100) is impacted by allocations of staff time to joint venture partner projects: in the 2012 period, more staff time has been allocated to joint venture partners compared with the 2011 period.

Non-cash expenditures for the nine months ended May 31, 2012, include:

•
Stock based compensation $400,063 (2011 - $511,097).  The decrease in 2012 is due to the granting and vesting of 1,865,000 stock options this fiscal year with an average grant-date fair value of $456,148 (average $0.245 per option) and requisite vesting of those options; while in 2011, the $511,097 represents the granting and vesting of 1,895,000 stock options with a grant-date fair value of $598,225 (average $0.316 per option) and the requisite vesting of those options;

•	The Company delivered notice of termination on the Fresno property option to ExpoGold Colombia S.A., and wrote off the acquisition costs of $33,600 (2011 - $99,117).

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	May 31 2012 IFRS $	Feb 29 2012 IFRS $	Nov 30 2011 IFRS $	August 31 2011 IFRS $	May 31 2011 IFRS $	Feb 28 2011 IFRS $	Nov 30 2010 IFRS $	August 31 2010 GAAP $
Revenue	Nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(758,125)	(742,117)	(1,027,737)	(753,032)	(893,556)	(716,218)	(1,339,977)	(1,030,134)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.03)	(0.02)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact.  The Company currently defers its mineral property acquisition costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses.  Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future.  The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2012 fiscal year with cash of $7,636,663.  In the nine months ended May 31, 2012, the Company expended $1,741,664 on operating activities; expended $46,838 on investing activities; and received $29,750 pursuant to the exercise of stock options, to end on May 31, 2012, with $5,877,911 in cash.

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

The Company has 6,587,000 stock options outstanding, none of which are “in the money” as of the date of this MD&A.  Of the 1,200,000 outstanding share purchase warrants, none are “in-the-money” as at the date of this MD&A.  Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO, corporate compliance
services, and financial reporting

The Company incurred the following fees and expenses in the normal course of operations in connection with individuals and companies owned by key management and directors.  Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three months ended		Nine months ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
Consulting fees	$ 28,613	$ 27,825	$ 85,839	$ 80,325
Office and general expenses	1,018	1,879	3,847	4,346
Total	$ 29,631	$ 29,704	$ 89,686	$ 84,671

Advances from related parties are disclosed in Note 7 and amounts owing to related parties are disclosed in Note 10 of the Financial Report.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Coal Canyon and Red Hill property leases.

 The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 12(a) of the Financial Report, during the nine months ended May 31, 2012, and 2011, were as follows:

	Three months ended		Nine months ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
Consulting fees	$ 28,613	$ 27,825	$ 85,839	$ 80,325
Salaries and directors fees	95,435	95,084	286,368	276,940
Share based compensation	41,325	58,097	273,076	352,772
Total	$ 165,373	$ 181,006	$ 645,283	$ 710,037

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

Future accounting standards

A number of new standards, amendments to standards and interpretations are not yet effective as of May 31, 2012, and have not been applied in preparing these interim condensed consolidated financial statements.  None of these are expected to have a material effect on the financial statements of the Company.

•
IFRS 9 Financial Instruments – replacement of IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets and liabilities.

•
IFRS 10 Consolidated Financial Statements – replacement of IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. This standard requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

•
IFRS 11 Joint Arrangements – replacement of IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures. This standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures.

•
IFRS 12 Disclosure of Interests in Other Entities - This standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

•
IFRS 13 Fair Value Measurement - This is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement.

•
IAS 27 Separate Financial Statements - As a result of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements.

•
IAS 28 Investments in Associates and Joint Ventures - As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

Financial Instruments and Related Risks

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

Financial Instrument	Category	May 31, 2012	August 31, 2011
Cash	Loans and Receivables	$ 5,877,911	$ 7,636,663
Amounts receivable	Loans and Receivables	152,313	477,751
Marketable securities	Available-for-sale	177,735	378,300
Advances	Loans and Receivables	27,115	24,530
Accounts payable and accrued liabilities	Other liabilities	(131,997)	(178,392)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for cash, amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. The recorded amount for marketable securities approximates their fair values and is calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at May 31, 2012
	Level 1	Level 2	Level 3
Available-for-sale securities	$ 168,775	$ 8,960	$ -	$ 177,735
Total	$ 168,775	$ 8,960	$ -	$ 177,735

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2011
	Level 1	Level 2	Level 3
Available-for-sale securities	$ 93,000	$ 285,300	$ -	$ 378,300
Total	$ 93,000	$ 285,300	$ -	$ 378,300

During the nine months ended May 31, 2012:
a)	330,000 of the common shares of Red Eagle Mining Corporation were re-classified from Level 2 to Level 1 as the “hold period” had elapsed; and

b)	40,000 of the common shares of NuLegacy Gold Corporation were re-classified from Level 2 to Level 1 as the “hold period” had elapsed.

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk
Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government.  The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk
Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant

(b)
Foreign Currency Risk:  The Company has identified its functional currencies as the Canadian dollar and the US dollar.  Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”).  The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.  At May 31, 2012, one Canadian dollar was equal to 0.968 US dollars and 1,773 Colombian Pesos.

Balances are as follows:
	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	58,813	111,081,209	123,398
Amounts receivable	126,656	1,792,200	131,834
Advances and prepaid expenses	14,750	21,063,192	27,115
	200,219	133,936,601	282,346
Accounts payable and accrued liabilities	(27,256)	(101,155,358)	(85,204)
Net monetary assets	172,963	32,781,243	197,142

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $19,700 in the period.

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

(c)
Commodity Price Risk:  While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2011, dated as of December 15, 2011, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 9 to the Financial Report for the nine months ended May 31, 2012.

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Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2012

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance May 31, 2012	52,974,452	1,200,000	6,587,000
Issue of common shares pursuant to an agreement	100,000	-	-
Balance as at the date of this MD&A	53,074,452	1,200,000	6,587,000

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

Page | 13

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended May 31, 2012 and 2011

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - stated in Canadian dollars)
		May 31,	August 31,	September 1,
		2012	2011	2010
	Note		(Note 18)	(Note 18)

ASSETS

Current
Cash	4	$ 5,877,911	$ 7,636,663	$ 10,298,439
Amounts receivable	5	152,313	477,751	103,324
Marketable securities	6 & 14	177,735	378,300	139,500
Advances and prepaid expenses	7	88,934	101,002	123,919
		6,296,893	8,593,716	10,665,182

Property, plant and equipment	8	217,380	201,077	145,410
Exploration and evaluation assets	9	209,297	277,413	541,231
		$ 6,723,570	$ 9,072,206	$ 11,351,823

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	10	$ 131,997	$ 178,392	$ 199,393

Shareholders' equity
Share capital		26,558,532	26,502,488	25,839,086
Contributed surplus		8,328,312	7,930,374	7,204,651
Accumulated other comprehensive income		(152,825)	75,419	34,500
Deficit		(28,142,446)	(25,614,467)	(21,925,807)
		6,591,573	8,893,814	11,152,430
		$ 6,723,570	$ 9,072,206	$ 11,351,823
Nature of operations and going concern	1
Subsequent events	9 & 17

These consolidated interim financial statements were approved for issue by the Board of Directors on July 26, 2012.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	"G. Ross McDonald”
Kenneth Cunningham, Director	G. Ross McDonald, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Unaudited - stated in Canadian dollars)

		Three months ended May 31,		Nine months ended May 31,
		2012	2011	2012	2011
	Note		(Note 18)		(Note 18)
Expenses
Consulting		$ 28,607	$ 30,658	$ 87,109	$ 94,024
Depreciation		21,982	27,194	61,541	49,912
Directors fees		7,523	9,738	22,722	24,784
Exploration and evaluation expenditures	9	298,756	282,938	929,251	998,466
Exploration and evaluation recoveries	9	-	(644)	-	(644)
Foreign exchange		(6,711)	18,945	(28,812)	71,224
Insurance		15,289	10,121	30,916	29,082
Investor relations		61,238	34,608	162,965	178,733
Management fees earned		(1,169)	(1,482)	(2,770)	(2,054)
Office rent, telephone, secretarial, sundry		47,871	50,054	159,876	143,477
Professional fees		2,610	4,562	16,875	43,261
Stock based compensation	11	61,462	94,294	400,063	511,097
Travel and business promotion		37,891	30,954	107,476	97,719
Transfer agent, filing and regulatory fees		6,406	12,291	39,918	52,749
Wages and benefits		196,289	209,606	573,153	639,100
		778,044	813,837	2,560,283	2,930,930
Loss before the following		(778,044)	(813,837)	(2,560,283)	(2,930,930)
Interest earned		19,919	19,398	65,904	80,296
Write-off of mineral interests		-	(99,117)	(33,600)	(99,117)
Net loss for the period		(758,125)	(893,556)	(2,527,979)	(2,949,751)
Unrealized gain (loss) on marketable securities, net of tax		(184,065)	(11,100)	(244,485)	51,650
Foreign currency translation differences for foreign operations		12,050	800	16,241	(26,889)
Comprehensive loss for the period		$ (930,140)	$ (903,856)	$ (2,756,223)	$ (2,924,990)
Basic and diluted loss per common share		$ (0.01)	$ (0.02)	$ (0.05)	$ (0.06)
Weighted average number of common shares outstanding		52,974,452	52,722,985	52,912,299	52,301,338

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - stated in Canadian dollars)

	Three months ended May 31,		Nine months ended May 31,
	2012	2011	2012	2011
		(Note 18)		(Note 18)
Cash provided from (used for):

Operating activities
Loss for the period	$(758,125)	$(893,556)	$(2,527,979)	$(2,949,751)
Items not affecting cash:
Depreciation	21,982	27,194	61,541	49,912
Unrealized foreign exchange (gain) loss	-	1,936	-	1,936
Write-off of exploration and evaluation assets	-	99,117	33,600	99,117
Shares received as exploration and evaluation recoveries	-	(644)	-	(644)
Stock based compensation	61,462	94,294	400,063	511,097
	(674,681)	(671,659)	(2,032,775)	(2,288,333)
Change in non-cash working capital items:
Amounts receivable	(16,182)	(23,671)	325,438	(60,619)
Advances and prepaid expenses	(8,698)	32,014	12,068	68,853
Accounts payable and accrued liabilities	23,881	75,833	(46,395)	(19,840)
	(675,680)	(587,483)	(1,741,664)	(2,299,939)

Investing activities
Exploration and evaluation asset acquisitions	-	-	(6,018)	(81,852)
Exploration and evaluation asset recoveries	-	12,764	30,378	12,764
Property, plant and equipment purchases	(16,311)	(42,790)	(71,198)	(119,165)
	(16,311)	(30,026)	(46,838)	(188,253)

Financing activities
Shares issued	-	64,750	29,750	627,750
Share issue costs	-	-	-	(4,071)
	-	64,750	29,750	623,679

Change in cash for the period	(691,991)	(552,759)	(1,758,752)	(1,864,513)

Cash, beginning of the period	6,569,902	8,986,685	7,636,663	10,298,439

Cash, end of the period	$5,877,911	$8,433,926	$5,877,911	$8,433,926

Supplementary disclosure with respect to cash flows – Note 16

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - stated in Canadian dollars)

				Accumulated Other Comprehensive Income
	Number of Shares	Share Capital	Contributed Surplus	Cumulative translation account	Unrealized gains / losses AFS financial assets	Deficit	Total Shareholders' Equity
Balance, September 1, 2010	51,279,452	$25,839,086	$7,204,651	$-	$34,500	$(21,925,807)	$11,152,430

Share issues:
Private placement	1,000,000	343,007	156,993	-	-	-	500,000
Share issue costs	-	(4,071)	-	-	-	-	(4,071)
Exercise of stock options	320,000	190,466	(62,716)	-	-	-	127,750
Fair value of share purchase warrants issued pursuant to an agreement	-	-	39,592	-	-	-	39,592
Fair value of shares issued pursuant to an agreement	150,000	96,000	-	-	-	-	96,000
Stock based compensation	-	-	511,097	-	-	-	511,097
Comprehensive loss for the period	-	-	-	(26,889)	51,650	(2,949,751)	(2,924,990)

Balance, May 31, 2011	52,749,452	26,464,488	7,849,617	(26,889)	86,150	(24,875,558)	9,497,808

Share issues:
Fair value of shares issued pursuant to an agreement	100,000	38,000	-	-	-	-	38,000
Stock based compensation	-	-	80,757	-	-	-	80,757
Comprehensive loss for the period	-	-	-	3,444	12,714	(738,909)	(722,751)

Balance, August 31, 2011	52,849,452	26,502,488	7,930,374	(23,445)	98,864	(25,614,467)	8,893,814

Share issues:
Exercise of stock options	85,000	42,844	(13,094)	-	-	-	29,750
Fair value of share purchase warrants issued pursuant to an agreement	-	-	10,969	-	-	-	10,969
Fair value of shares issued pursuant to an agreement	40,000	13,200	-	-	-	-	13,200
Stock based compensation	-	-	400,063	-	-	-	400,063
Comprehensive loss for the period	-	-	-	16,241	(244,485)	(2,527,979)	(2,756,223)

Balance, May 31, 2012	52,974,452	$26,558,532	$8,328,312	$(7,204)	$(145,621)	$(28,142,446)	$6,591,573

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia.  The Company’s shares are listed on the TSX Venture Exchange (“TSXV”).  The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6.  The Company is engaged in the identification, acquisition, exploration and, if warranted, development of exploration and evaluation assets in the United States and Colombia.  The condensed consolidated interim financial statements of the Company as at and for the period ended May 31, 2012, comprise the Company and its subsidiaries.  The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable.  The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  The operations of the Company will require various licenses and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time.  There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.  Management believes that the Company’s cash on hand at May 31, 2012, is sufficient to finance exploration activities and operations through the next twelve months.  The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations.  While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance and conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board announced that January 1, 2011, is the changeover date for publicly-listed companies to use International Financial Reporting Standards (“IFRS”), replacing Canada’s own Generally Accepted Accounting Principles (“GAAP”).

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The policies applied in these interim financial statements are based on International Financial Reporting Standards (“IFRS”) issued and outstanding as at July 26, 2012, the date the Board of Directors approved these interim financial statements for issue.  Any subsequent changes to IFRS that are issued and effective as at August 31, 2012, could result in a restatement of these interim financial statements, including the transition adjustments recognized on conversion to IFRS.

1

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

a)	Statement of compliance (continued)

This is the first year that the Company has filed its condensed consolidated interim financial statements prepared in accordance with IFRS and, as a result, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.  Prior to the adoption of IFRS, the Company’s financial statements were prepared in accordance with Canadian GAAP.  As these interim financial statements are the Company’s first year of financial statements prepared in accordance with IFRS, disclosure of the elected transition exemptions and reconciliation of accounting policy differences compared to Canadian GAAP have been provided in Note 18.

These interim financial statements should be read in conjunction with the Company’s 2011 annual financial statements, which were prepared in accordance with Canadian GAAP, and the IFRS disclosures included in Note 18.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value.  In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company.  The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar.  The functional currency of the Company’s Canadian subsidiaries, Miranda Gold Colombia I, II, III, IV, and V Ltd., is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is the Canadian dollar.  The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates.

d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(i)	Critical accounting estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and are, but are not limited to, the following:

Estimated useful lives of property, plant and equipment

The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position will impact the amount and timing of the related depreciation included in profit and loss.

2

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

d)	Use of estimates and judgments (continued)

Share-based compensation

The fair value of stock options issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions.  Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.  Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction.  To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

The Company has not recorded any deferred tax assets.

(ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are, but are not limited to, the following:

Determination of functional currency

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company, its Canadian subsidiaries, and its Colombian branch operations is the Canadian dollar, while the functional currency of its US subsidiary, Miranda Gold USA Inc., is the US dollar.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries and branch operations.  Intra-company balances and transactions, and any unrealized income and expenses arising from intra-company transactions, are eliminated in preparing the consolidated financial statements.

3

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Miranda U.S.A., Inc.	State of Nevada	100%	Operating mineral exploration company
Miranda Gold Colombia I Ltd.	Province of British Columbia	100%	Holding company
Miranda Gold Colombia II Ltd.	Province of British Columbia, with branch office in Colombia	100%	Operating mineral exploration company
Rovira Mining Limited	Province of British Columbia, with branch office in Colombia	30%	Operating mineral exploration company
Miranda Gold Colombia IV Ltd.	Province of British Columbia, with branch office in Colombia	30%	Operating mineral exploration company
Miranda Gold Colombia V Ltd.	Province of British Columbia, with branch office in Colombia	100%	Operating mineral exploration company

Foreign currency translation

In individual companies, transactions in foreign currencies are initially recorded in the functional currency by applying exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are re-translated to the functional currency at the exchange rate on the reporting date.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated to the functional currency at the exchange rate at the date that the fair value was determined.  Foreign currency differences arising on re-translation are recognized in profit and loss.

On consolidation, for subsidiaries with functional currencies other than Canadian dollars, the assets and liabilities are translated into Canadian dollars using the exchange rate at the reporting date, while the operations and cash flows are translated into Canadian dollars using the average rates of exchange for the period.  Exchange adjustments arising when the opening net assets and the profit and loss are translated into Canadian dollars are taken into a separate component of equity and reported in the reserves as other comprehensive profit and loss.

Property, plant and equipment

Property, plant and equipment (“PPE”) is carried at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the items and restoring the site on which it is located.

Depreciation is provided at rates calculated to amortize the costs of PPE less their estimated residual value, using the following rates:  Computer Equipment 30%; Field equipment 25%; and Furniture and fixtures 20%.

An item of PPE is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit and loss.

Where an item of PPE is composed of major components with different useful lives, the components are accounted for as separate items of PPE.  Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

4

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets and expenditures

Upon acquiring the legal right to explore a property, all direct costs related to the acquisition of mineral property interests are capitalized.  Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.

Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.  When there is little prospect of further work on a property being carried out by the Company, the remaining deferred costs associated with that property are charged to operations during the period such determination is made.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration, rehabilitation and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  Initially, a liability for an asset requirement obligation is recognized at its fair value in the period in which it is incurred if a reasonable estimate of cost can be made.  The Company records the present value of estimated future cash flows associated with reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount.

Subsequently, these capitalized asset retirement costs are amortized over the life of the related assets.  As the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates (additional asset retirement costs).

The Company recognizes its environmental liability on a site-by-site basis when it can be reliably estimated.  Environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible are changed to the profit and loss statements.  The Company had no asset retirement obligations as at May 31, 2012, August 31, 2011 or September 1, 2010.

Impairment

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).  The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit and loss.

5

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment (continued)

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.  A reversal of an impairment loss is recognized immediately in profit and loss.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as finance cost.

Financial assets

(i)	Financial assets at fair value through profit and loss (“FVTPL”)

Financial assets at FVTPL are financial assets held for trading.  A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.  Derivatives are also categorized as FVTPL unless they are designed as effective hedges.  The Company does not have any assets in this category at this time.

Financial assets at FVTPL are initially recognized, and subsequently carried, at fair value with changes recognized in profit and loss.   Attributable transaction costs are recognized in profit and loss when incurred.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for those with maturities greater than 12 months or those that are expected to be settled after 12 months from the end of the reporting period, which are classified as non-current assets.  Assets in this category include cash and amounts receivable.

Loans and receivables are initially recognized at fair value plus any directly attributable transaction costs and subsequently carried at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial.

The effective interest method is used to determine the amortized cost of loans and receivables and to allocate interest income over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset, or, where appropriate, a shorter period.

(iii)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting period end.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

6

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(iii)	Impairment of financial assets (continued)

Objective evidence of impairment could include the following:

•	Significant financial difficulty of the issuer or counterparty;
•	Default or delinquency in interest or principal payments; or
•	It has become probable that the borrower will enter bankruptcy or financial reorganization

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss.  The carrying amount of receivables is reduced through the use of an allowance account.  When a receivable is considered uncollectible, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in profit and loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses were recognized, the previously recognized impairment loss is reversed through profit and loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(iv)De-recognition of financial assets

Financial assets are de-recognized when the rights to receive cash flows from the assets expire or the financial assets are transferred and the Company has transferred substantially all of the risks and rewards of ownership of the financial assets.  On de-recognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit and loss.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.  An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.  Equity instruments issued by the group entities are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit and loss in the period in which they arise.

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Share capital

Common shares are classified as share capital.  Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity.

7

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares.  Basic EPS is calculated by dividing the profit and loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the earnings (loss) by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options on loss per share would be anti-dilutive.

Share-based compensation

The stock option plan allows Company directors, employees, and consultants to acquire shares of the Company.   The fair value of options granted is recognized as a share-based compensation expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.  Consideration paid on the exercise of stock options is credited to share capital and the fair value of the options is reclassified from reserves to share capital.

The fair value is measured at grant date and each tranche is recognized over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purpose.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit and loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

8

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of May 31, 2012, and have not been applied in preparing these interim condensed consolidated financial statements.  The Company has not early-adopted these revised standards, however, none of these are expected to have a material effect on the financial statements of the Company.

●
IFRS 9 Financial Instruments – replacement of IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets and liabilities.

●
IFRS 10 Consolidated Financial Statements – replacement of IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. This standard requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

●
IFRS 11 Joint Arrangements – replacement of IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures. This standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures.

●
IFRS 12 Disclosure of Interests in Other Entities - This standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

●
IFRS 13 Fair Value Measurement - This is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement.

●
IAS 27 Separate Financial Statements - As a result of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements.

●
IAS 28 Investments in Associates and Joint Ventures - As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

9

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

4.	CASH

	As at May 31, 2012	As at August 31, 2011
Canadian dollar denominated deposits held in Canada	$ 5,754,333	$ 7,287,334
US dollar denominated deposits held in Canada	14,970	118,211
US dollar denominated deposits held in the USA	45,958	152,527
Colombian Peso denominated deposits held in Colombia	62,650	78,591

Total	$ 5,877,911	$ 7,636,663

5.	AMOUNTS RECEIVABLE

	As at May 31, 2012	As at August 31, 2011
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 9,044	$ 10,467
Amounts due from funding partners	130,823	403,646
Amounts due from Canadian financial institutions for accrued interest	11,435	36,775
Other amounts receivable	1,011	26,863

Total	$ 152,313	$ 477,751

6.	MARKETABLE SECURITIES

At May 31, 2012, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Fair Value at May 31, 2011
Publicly traded companies:
Enertopia Corp.	125,000	$ -	$ 9,375	$ 9,375
NuLegacy Gold Corporation	250,000	50,313	(2,813)	47,500
Red Eagle Mining Corporation	370,000	218,920	(117,560)	101,360
Teslin River Resources Corp.	300,000	-	10,500	10,500
White Bear Resources Inc.	200,000	40,000	(31,000)	9,000
		$ 309,233	$ (131,498)	$ 177,735

At August 31, 2011, the Company had the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Fair Value at August 31, 2011
Publicly traded companies:
Enertopia Corp.	125,000	$ -	$ 12,500	$ 12,500
NuLegacy Gold Corporation	250,000	50,313	(14,313)	36,000
Red Eagle Mining Corporation	300,000	175,000	105,800	280,800
Teslin River Resources Corp.	300,000	-	27,000	27,000
White Bear Resources Inc.	200,000	40,000	(18,000)	22,000
		$ 265,313	$ 112,987	$ 378,300

10

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

6.	MARKETABLE SECURITIES (continued)

In the nine months ended May 31, 2012, the Company recorded $244,485 in net unrealized losses on its marketable securities, with the offset to OCI as follows:

•	an unrealized loss of $3,125 on its Enertopia investment;
•	an unrealized gain of $11,500 on its NuLegacy investment;
•	an unrealized loss of $223,360 on its Red Eagle investment;
•	an unrealized loss of $16,500 on its Teslin River investment; and
•	an unrealized loss of $13,000 on its White Bear investment.

As at August 31, 2011, the Company had recorded $14,123 as the future income tax effect of the accumulated unrealized gains in OCI.  As at May 31, 2012, there has been no further future income tax adjustment recorded in OCI.

7.	ADVANCES AND PREPAID EXPENSES

	As at May 31, 2012	As at August 31, 2011
Advances held by employees in the USA	$ 11,103	$ 9,794
Advances held by officers in the USA – related parties	4,132	3,918
Advances held by employees and suppliers in Colombia	11,880	10,818
Advances	27,115	24,530
Prepaid expenses in Canada	50,256	73,853
Prepaid expenses in Colombia	11,563	2,619
Total	$ 88,934	$ 101,002

8.	PROPERTY, PLANT and EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At September 1, 2010	$23,146	$122,706	$16,876	$196,988	$8,467	$-	$368,183
Assets acquired	-	67,628	-	382	27,594	43,099	138,703
Foreign exchange adjustment	-	(9,452)	(1,378)	(16,103)	-	-	(26,933)
At August 31, 2011	23,146	180,882	15,498	181,267	36,061	43,099	479,953
Assets acquired	-	14,928	-	-	18,728	37,542	71,198
Foreign exchange adjustment	-	10,373	846	9,902	-	-	21,121
At May 31, 2012	$23,146	$206,183	$16,344	$191,169	$54,789	$80,641	$572,272

Accumulated depreciation
At September 1, 2010	$18,275	$81,788	$9,689	$111,751	$1,270	$-	$222,773
Depreciation for the period	1,381	38,520	1,333	19,812	6,335	5,387	72,768
Foreign exchange adjustment	-	(6,537)	(804)	(9,324)	-	-	(16,665)
At August 31, 2011	19,656	113,771	10,218	122,239	7,605	5,387	278,876
Depreciation for the period	733	30,517	816	11,399	9,632	8,444	61,541
Foreign exchange adjustment	-	6,947	577	6,951	-	-	14,475
At May 31, 2012	$20,389	$151,235	$11,611	$140,589	$17,237	$13,831	$354,892

Carrying amounts
At September 1, 2010	$4,871	$40,918	$7,187	$85,237	$7,197	$-	$145,410

At August 31, 2011	$3,490	$67,111	$5,280	$59,028	$28,456	$37,712	$201,077

At May 31, 2012	$2,757	$54,948	$4,733	$50,580	$37,552	$66,810	$217,380

11

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS

Exploration and evaluation assets deferred to the statement of financial position at May 31, 2012, are as follows:

	August 31, 2011	Additions	Recoveries	Effect of movement in exchange rates	Write off of interest	May 31, 2012
Nevada:
Angel Wing	$ 32,382	$ -	$ -	$ 1,769	$ -	$ 34,151
Big Blue	-	-	-	-	-	-
Coal Canyon	-	-	-	-	-	-
East Spruce	4,835	-	-	264	-	5,099
Fuse	-	6,018	-	264	-	6,282
HOG	1,545	-	-	84	-	1,629
Iron Point	47,721	-	-	2,607	-	50,328
PPM / Poverty Peak	-	-	-	-	-	-
Red Canyon	-	-	-	-	-	-
Red Hill	-	-	-	-	-	-
Redlich	15,109	-	-	826	-	15,935
Rook	6,521	-	-	356	-	6,877
TAZ	-	-	-	-	-	-
	108,113	6,018	-	6,170	-	120,301
Alaska:
Ester Dome	71,380	10,969	(30,378)	3,425	-	55,396
	179,493	16,987	(30,378)	9,595	-	175,697

Colombia:
Cajamarca	48,960	6,600	(21,960)	-	-	33,600
Fresno	48,960	6,600	(21,960)	-	(33,600)	-
Pavo Real	-	-	-	-	-	-
	97,920	13,200	(43,920)	-	(33,600)	33,600
	$ 277,413	$ 30,187	$ (74,298)	$ 9,595	$ (33,600)	$ 209,297

12

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

Exploration and evaluation assets deferred to the statement of financial position at August 31, 2011, are as follows:

	August 31, 2010	Additions	Recoveries	Effect of movement in exchange rates	Write off of interest	August 31, 2011
Nevada:
Angel Wing	$ 35,262	$ -	$ -	$ (2,880)	$ -	$ 32,382
Big Blue	-	-	-	-	-	-
Coal Canyon	10,665	-	(9,714)	(951)	-	-
East Spruce	-	5,042	-	(207)	-	4,835
Fuse	-	-	-	-	-	-
HOG	1,682	-	-	(137)	-	1,545
Iron Point	34,719	16,113	-	(3,111)	-	47,721
PPM / Poverty Peak	-	-	-	-	-	-
Red Canyon	-	-	-	-	-	-
Red Hill	-	-	-	-	-	-
Redlich	16,453	-	-	(1,344)	-	15,109
Rook	-	6,623	-	(102)	-	6,521
TAZ	12,970	-	(12,764)	(206)	-	-
	111,751	27,778	(22,478)	(8,938)	-	108,113

Alaska:
Ester Dome	68,277	39,592	(30,639)	(5,850)	-	71,380

Colombia:
Anori	41,353	17,499	-	-	(58,852)	-
Cajamarca	97,829	17,499	(66,368)	-	-	48,960
Fresno	60,652	17,499	(29,191)	-	-	48,960
Ibague	58,117	17,499	(26,656)	-	(48,960)	-
Pavo Real	21,634	102,000	(123,634)	-	-	-
Santander	81,618	17,499	-	-	(99,117)	-
	361,203	189,495	(245,849)	-	(206,929)	97,920
	$ 541,231	$ 256,865	$ (298,966)	$ (14,788)	$ (206,929)	$ 277,413

13

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the nine month period ended May 31, 2012, and May 31, 2011 are as follows:

	Nine months ended May 31, 2012			Nine months ended May 31, 2011
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$ 159,841	$ (159,387)	$ 454	$ 185,313	$ (185,313)	$ -
Big Blue	65,081	(65,081)	-	162,313	(162,313)	-
Coal Canyon	42,239	(39,980)	2,259	33,356	(32,559)	797
East Spruce	748	-	748	31,425	-	31,425
FUSE	16,757	-	16,757	961	-	961
General exploration	248,369	-	248,369	211,801	-	211,801
HOG	4,300	-	4,300	5,167	-	5,167
Iron Point	62,283	-	62,283	78,093	-	78,093
PPM / Poverty Peak	6,429	-	6,429	48,341	-	48,341
Red Canyon	2,273	(2,273)	-	2,791	(2,791)	-
Red Hill	57,085	(57,085)	-	47,333	(47,333)	-
Redlich	17,182	-	17,182	11,607	-	11,607
Rook	13,651	-	13,651	24,394	-	24,394
TAZ	608	(154)	454	5,003	(5,003)	-
	696,846	(323,960)	372,886	847,898	(435,312)	412,586
Alaska:
Ester Dome	61,661	(60,521)	1,140	138,508	(70,532)	67,976

Colombia:
Property investigation costs	555,225	-	555,225	517,904	-	517,904
Pavo Real	-	-	-	5,608	(5,608)	-

Property exploration costs	$ 1,313,732	$ (384,481)	$ 929,251	$ 1,509,918	$ (511,452)	$ 998,466

14

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Angel Wing Property, Elko County, Nevada

The Company holds claims comprising the Angel Wing property, Elko County, Nevada.

On October 17, 2005, the Company entered into a 20-year mining lease for 30 mining claims with a private party with a sliding scale production royalty between 2% to 4% depending on the price of gold, with minimum advance royalty payments to be completed on the following schedule. On December 19, 2006, the Company amended the agreement so that the number of claims was increased, and the Company now has the option to buy up to two percentage points of the royalty for US$1,000,000 per percentage point.  However, the royalty shall never drop below 1% regardless of the price of gold.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Previously paid	275,000
October 17, 2011 (paid)	75,000
October 17, 2012	85,000
October 17, 2013	85,000
October 17, 2014 (and each year thereafter)	85,000

On May 15, 2007, as amended, the Company signed an exploration and option to enter into a joint venture agreement with White Bear.  On July 2, 2010, the agreement was terminated.  During the term of the agreement, White Bear paid the Company US$30,000 and issued a total of 400,000 common shares of White Bear to the Company.

On September 17, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Ramelius Resources Ltd. (“Ramelius”).  Ramelius paid the Company $12,583 (US$12,180) and Ramelius may earn a 70% interest by expending US$4,000,000 over five years (the “Initial Earn-in”).  Once Ramelius has completed the Initial Earn-In they shall have the option to exercise the right to earn a vested 70% interest in Angel Wing by either funding 100% of the costs required to complete a bankable feasibility study within four years after completing the Initial Earn-In or by spending an additional US$10,000,000 within 10 years after completing the Initial Earn-In.  If Ramelius elects not to exercise that right, but completes the initial earn-in, it shall be entitled to a net smelter royalty (“NSR”) of 1% to be capped at two times their total expenditures.

Due Dates	Exploration Expenditures US$
September 17, 2011 (met)	350,000
September 17, 2012	750,000
September 17, 2013	900,000
September 17, 2014	1,000,000
September 17, 2015	1,000,000
Total consideration	4,000,000

15

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

b)	Big Blue (Oxen), Lander County, Nevada

The Company holds claims comprising the Big Blue property, Lander County, Nevada.

On August 13, 2009, the Company entered into a 20-year mining lease for mining claims with a private party, with an NSR royalty of 3% that is subject to certain buy-down provisions, with minimum advance royalty payments to be completed on the following schedule:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Paid previously	22,500
August 13, 2012	15,000
August 13, 2013	17,500
August 13, 2014 (and each year thereafter)	30,000

On May 6, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Ramelius.  Ramelius terminated the agreement on July 29, 2012.

c)	Coal Canyon Properties, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property with Nevada North Resources (USA) Inc. (“Nevada North”), with a sliding-scale production royalty between 2.5% to 5% depending on the price of gold and subject to certain buy-down provisions to 2%, with minimum advance royalty payments to be completed on the following schedule:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Paid previously	96,250
May 27, 2012 (paid)	30,000
May 27, 2013	40,000
May 27, 2014	40,000
May 27, 2015 - $50,000 and each year thereafter to be adjusted for inflation per the USA CPI	50,000

The Coal Canyon project was the subject of an exploration and option to enter into a joint venture agreement with Queensgate Resources Corporation from March 11, 2008, until it was terminated on August 2, 2010.

On December 20, 2010, NuLegacy and the Company signed an amendment to the Red Hill exploration agreement with option to joint venture, adding the Coal Canyon property.  As consideration for this amendment, NuLegacy issued to the Company an additional 50,000 common shares which were valued at $10,313 (US$10,647), plus an unrealized foreign exchange loss of $1,012.  Refer to Note 9(k) for the combined exploration expenditures required under the amended agreement.

16

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

d)	East Spruce Property, Elko County, Nevada

During the year ended August 31, 2011, the Company staked new claims comprising the East Spruce property at a cost of $5,042.

e)	Ester Dome Property, Fairbanks Mining District, Alaska

On October 29, 2009, the Company and Range Minerals Inc. (“Range”) entered into a 20-year mining lease for the Ester Dome project with the following minimum advance royalty payments and share purchase warrant issues:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
Previously paid and issued	112,000	300,000
October 29, 2012	70,000	-
October 29, 2013	75,000	-
October 29, 2014 (and each year thereafter)	80,000	-

Range has retained a sliding scale NSR royalty between 2% and 4% depending on the price of gold.  The Company has the option to buy each percentage point of the NSR for US$1,500,000 per percentage point if the price of gold is below US$500 per ounce; increasing to US$2,000,000 per percentage point if the price of gold is between US$500 and US$1,000 per ounce, and increasing to US$3,000,000 per percentage point if the price of gold is over US$1,000 per ounce.

On October 1, 2010, the Company signed an exploration and option to enter into a joint venture agreement with Agnico-Eagle (USA) Limited (“Agnico”) and Agnico paid the Company $70,116 (US$70,385) as reimbursement for Alaska claim maintenance fees, filing costs, and the underlying Range lease.  Agnico owed the Company an additional US$30,000 at August 31, 2011, which was received.

On October 29, 2011, the Company issued 100,000 share purchase warrants, with a fair value of $10,969, and paid $60,965 (US$60,000) to Range pursuant to the 20-year mining lease which was reimbursed by Agnico.

On November 2, 2011, Agnico paid the Company $30,378 (US$30,000) as reimbursement for Ester Dome acquisition costs, pursuant to the joint venture agreement.

Agnico may earn a 51% interest in Ester Dome by expending US$4,000,000 over five years (the “Initial Earn-In”).  Once Agnico has completed the Initial Earn-In, they shall have earned a 51% interest in the property, and then have the option and right to earn an additional 19% interest for a total of 70% interest by either funding 100% of exploration costs required to complete a bankable feasibility study within five years at a minimum rate of US$1,000,000 per year after the completion of the Initial Earn-In period or by spending an additional US$10,000,000 within 10 years after the Initial Earn-In period.

Due Dates	Exploration Expenditures US$
October 1, 2011 (met)	500,000
October 1, 2012	700,000
October 1, 2013	800,000
October 1, 2014	1,000,000
October 1, 2015	1,000,000
Total consideration	4,000,000

17

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

f)	Fuse Property, Eureka County, Nevada

The Company holds claims comprising the Fuse property, Eureka County, Nevada.  During the nine-months ended May 31, 2012, the Company staked additional claims comprising the Fuse property at a cost of $6,018.

g)	HOG Property, Eureka County, Nevada

The Company holds claims comprising the HOG property, Eureka County, Nevada.

h)	Iron Point Property, Humboldt County, Nevada

The Company holds claims comprising the Iron Point property, Humboldt County, Nevada.  During the year ended August 31, 2011, the Company staked additional claims at a cost of $16,113.

i)	PPM (Poverty Peak), Humboldt County, Nevada

The Company holds claims comprising the PPM property located on the north end of the Battle Mountain-Eureka Trend, Humboldt County, Nevada.

The PPM project was the subject of an exploration and option to enter into a joint venture agreement with Piedmont Mining Company Inc. from April 17, 2007, until it was terminated on August 29, 2011.

j)	Red Canyon Property, Eureka County, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on issue of 75,000 share purchase warrants and with minimum advance royalty payments to be completed on the following schedule.  The owner retains a sliding scale NSR royalty between 3% and 5% depending on the price of gold.  Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
Previously paid and issued	350,000	75,000 @ Cdn$0.37
November 18, 2011 (paid)	75,000	-
November 18, 2012	75,000	-
November 18, 2013	100,000	-
November 18, 2014 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	100,000	-

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement with Montezuma Mines Inc. (“Montezuma”) a subsidiary of CMQ Resources Inc. Montezuma may earn a 60% interest in the Red Canyon  property by funding US$4,000,000 in qualified expenditures over a five-year period.  Montezuma may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election with minimum annual expenditures of US$1,500,000 or by funding US$10,000,000 in additional exploration within 10 years.

18

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

j)	Red Canyon Property, Eureka County, Nevada (continued)

Due Dates	Exploration Expenditures US$
August 1, 2009 (met)	500,000
August 1, 2010 (met)	500,000
August 1, 2011 (met)	750,000
August 1, 2012	1,000,000
August 1, 2013	1,250,000
Total consideration	4,000,000

k)	Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property with Nevada North, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to certain buy-down provisions to 2%, with minimum advance royalty payments to be completed on the following schedule:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Previously paid	166,250
May 27, 2012 (paid)	40,000
May 27, 2013	50,000
May 27, 2014	50,000
May 27, 2015 and each year thereafter to be adjusted for inflation per the USA CPI	60,000

On October 1, 2009, the Company signed an exploration and option to enter into a joint venture agreement with NuLegacy and NuLegacy paid the Company $11,719 (US$11,000) as reimbursement of 2009-2010 federal claim maintenance fees.  NuLegacy may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period and by issuing the Company 200,000 common shares (received).  On December 20, 2010, an amendment was signed to add the Coal Canyon property to the Red Hill option to joint venture agreement.  The 60% interest may now be earned in both projects by NuLegacy funding a total of US$5,500,000 in qualified expenditures over a five-year period and by issuing the Company an additional 50,000 common shares (received).  NuLegacy may then elect to either earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration within ten years of election.

Due Dates	Exploration Expenditures US$
July 1, 2010 (met)	200,000
January 1, 2011 (met)	600,000
October 1, 2011 (met)	400,000
October 1, 2012	1,050,000
October 1, 2013	1,400,000
October 1, 2014	1,850,000
Total consideration	5,500,000

19

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

l)	Redlich Property, Esmeralda County, Nevada

The Company completed the purchase of the Redlich Property in 2008 subject to the owner retaining a 3% NSR royalty. Upon completion of a bankable feasibility study, the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

m)	Rook Property, Eureka County, Nevada

During the year ended August 31, 2011, the Company staked new claims at a cost of $6,623.

n)	TAZ Property, Eureka County, Nevada

The Company holds claims comprising the TAZ property Eureka County, Nevada.

Certain of the TAZ claims are subject to a 1% NSR royalty pursuant to a finder’s fee agreement and, in addition, the Company paid the finder $2,081 (US$2,000).

On June 11, 2012, the Company signed a revised exploration and option to enter into a joint venture agreement with TAZ Gold LLC (“TGL”) and Navaho Gold PTY Ltd (as guarantor).  Under the terms of the revised agreement, TGL will have to make initial exploration expenditures of US$2,725,000 over a four-year period, with the first year’s commitment of $400,000 an obligation.  TGL will then have the option and right to earn a 75% interest by either producing a feasibility study in four years or by spending an additional $10,000,000 over 10 years at a rate of no less than $1,000,000 per year. If TGL elects not to fund 100% of the exploration costs required to complete a bankable feasibility study by expending the contemplated US$4,000,000 or fails to spend the additional US$10,000,000 within 10 years, but meets the first US$2,725,000 spending milestone, it shall be entitled to an NSR of 2%.

Option Due Dates	Exploration Expenditures US$
February 11, 2012 (obligation, met)	400,000
February 11, 2013 (revised)	325,000
February 11, 2014	1,000,000
February 11, 2015	1,000,000
Total consideration	2,725,000

During the year ended August 31, 2011, TGL paid the Company $20,400 (US$19,880) as reimbursement of claim maintenance fees of which $12,764 was recorded as a recovery of the Company’s acquisition costs and the residual amount of $7,636 recorded as mineral property income.

o)	Association Agreement, Colombia

From December 2, 2009, until it lapsed on December 31, 2010, the Company was party to an association agreement (the “Association Agreement”) by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company, and the Company’s subsidiary Miranda Gold Colombia II Ltd. (“MAD II”) and the Colombian branch of MAD II.

During the August 31, 2010, fiscal year, pursuant to the terms of the Association Agreement, the Company issued 350,000 common shares to ExpoGold for a 360-day first right of refusal to lease any of the 45 license applications in Colombia controlled by ExpoGold.  The Company executed option agreements on the Pavo Real, Cajamarca, and Fresno projects as discussed below.  The Company also optioned the Santander, Ibague and Anori projects and returned them to ExpoGold prior to the first year anniversary payments becoming due.

20

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

o)	Association Agreement, Colombia (continued)

Concurrent with the execution of the five option agreements, the Company allocated the $206,500 fair value of the shares issued to ExpoGold plus $133,069 of additional acquisition costs of the five then-optioned properties, for a total of $339,569, across the properties: Anori $41,300; Cajamarca $97,829; Fresno $60,652; Ibague $58,117; and Santander $81,671.

p)	Cajamarca Option, Colombia

On December 10, 2010, the Company executed three option agreements to acquire the Cajamarca, Fresno and Ibague mining interests (collectively the “Cajamarca Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia IV Ltd. (“MAD IV”); and the Colombian branch of MAD IV.  The terms of the Cajamarca Option were agreed to in the Association Agreement and the Company must meet the following to maintain the option:

Cajamarca Option Due Dates	Cash consideration to be paid to ExpoGold US$	Common shares to be issued to ExpoGold
December 10, 2010 (paid and issued, included Ibague)	30,000	30,000
December 10, 2011 (paid and issued)	40,000	40,000
December 10, 2012	30,000	30,000
December 10, 2013	40,000	60,000
December 10, 2014	50,000	80,000
December 10, 2015	60,000	100,000

The Ibague mining interest was dropped and the acquisition costs were written off as at August 31, 2011.  The Fresno mining interest was dropped during the period ended May 31, 2012, and the acquisition costs were written off.

Annual payments of US$60,000, plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.  The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent.  MAD IV will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more.   Additional payments will be owed by MAD IV at various milestones as the steps to production progress.

On August 12, 2011, the Company entered into an SPA and SA with Red Eagle. The SPA and SA agreements became effective on September 19, 2011, the date on which the TSX-V granted final approval of the transaction.  Pursuant to the SPA, Miranda assigned 70%; or 70 of the 100 shares of MAD IV to Red Eagle.  The activities of MAD IV will be governed by the SA.

To maintain a 51% shareholding in MAD IV, effectively representing a 51% interest in the Cajamarca Option, Red Eagle must make an aggregate US$4,000,000 contribution to MAD IV within the next five years (the “First Contribution”). These funds will be used to fund exploration work at the Cajamarca project.  If Red Eagle fails to make the first contribution within the stated time period, Red Eagle will forfeit all of its shares of MAD IV to Miranda.

On completion of the first contribution, Red Eagle will have the right and option, for 180-days, to further fund MAD IV at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Cajamarca project within eight years or contribute a minimum of US$10,000,000 within 10 years (the “Second Contribution”).

21

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

p)	Cajamarca Option, Colombia (continued)

If Red Eagle fails to make the Second Contribution within the stated time period, Red Eagle will retain only 51 of the shares of MAD IV, but forfeit the remaining 19 of its shares of MAD IV to Miranda.

Red Eagle has assumed and is responsible for all payments and other obligations due from Miranda to ExpoGold under the Cajamarca Option.  Miranda will also be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold pursuant to the Cajamarca Option.

On November 25, 2011, Miranda received 30,000 shares of Red Eagle, valued at $21,840, as reimbursement for the December 10, 2010, share issue due from Miranda to ExpoGold pursuant to the Cajamarca Option.

On November 30, 2011, Miranda issued 40,000 shares pursuant to the Cajamarca Option, with a fair value of $13,200.  On December 20, 2011, Miranda received 40,000 shares of Red Eagle, valued at $22,080, as reimbursement for the November 30, 2011, share issue due from Miranda to ExpoGold pursuant to the Cajamarca Option.

During the period ended May 31, 2012, the Company terminated the Fresno property as described in Note 9(o).  The Company wrote off the acquisition cost of this property option during the period ended May 31, 2012, of $33,600.

q)	Pavo Real Option, Colombia

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s subsidiary Miranda Gold Colombia III Ltd., which was subsequently renamed Rovira Mining Limited (“Rovira”); and the Colombian branch of Rovira to acquire the Pavo Real mining interest.  The terms of the Pavo Option were agreed to in the Association Agreement and the Company must meet the following to maintain the option:

Pavo Real Option Due Dates	Cash consideration to be paid to ExpoGold US$	Common shares to be issued to ExpoGold
Previously paid and issued	90,000	300,000
June 24, 2012 (paid and issued subsequently)	60,000	100,000
June 24, 2013	70,000	100,000
June 24, 2014	80,000	100,000
June 24, 2015	100,000	100,000

Annual payments of US$100,000, plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.  The first milestone is the definition of a NI 43-101 Measured and Indicated resource greater than or equal to 250,000 ounces of gold equivalent.  Rovira will pay ExpoGold US$100,000 if it is less than 500,000 ounces of gold equivalent and US$250,000 if it is more.   Additional payments will be owed by Rovira at various milestones as the steps to production progress.

On June 25, 2010, the Company entered into a share purchase agreement (“SPA”) and a shareholder agreement (“SA”) with Red Eagle. The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of Rovira to Red Eagle.  The activities of Rovira are governed by the SA.  To maintain its 70% shareholding in Rovira, effectively representing a 70% interest in the Pavo Option, Red Eagle must make an aggregate US$4,000,000 contribution to Rovira within four years.  These funds will be used to fund exploration work at the Pavo Real project.

22

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

9.	EXPLORATION and EVALUATION ASSETS (continued)

q)	Pavo Real Option, Colombia (continued)

Red Eagle must then further fund Rovira at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Pavo Real project within eight years or contribute a minimum of US$10,000,000 within 10 years.  At the time the board of directors of Rovira approves a feasibility study and a mine construction program on the Pavo Real project, Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in Rovira by committing to solely fund all costs associated with putting the property into production.  If Red Eagle fails to make any of the capital contributions within the stated time periods, Red Eagle will forfeit its shares of Rovira to Miranda.

Red Eagle has assumed and is responsible for all payments and other obligations due from Miranda to ExpoGold under the Pavo Option.  Miranda will be issued shares of Red Eagle on a share-for-share basis as reimbursement for the issuance of Miranda shares to ExpoGold pursuant to the Pavo Option.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2012	As at August 31, 2011
Trade and other payables in Canada	$ 7,745	$ 50,337
Trade and other payables in the USA	28,154	80,846
Trade and other payables in Colombia	57,052	30,290
Amounts payable and accrued liabilities to officers	39,046	16,919

Total	$ 131,997	$ 178,392

11.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2012

On November 30, 2011, the Company issued 40,000 common shares to ExpoGold valued at $13,200 pursuant to the Cajamarca Option agreement referenced in Note 9(p).

In February 2012, the Company issued 85,000 common shares pursuant to the exercise of stock options, for total proceeds of $29,750.

Fiscal 2011

On November 3, 2010, the Company completed a non-brokered private placement of 1,000,000 units at a price of $0.50 per unit, for gross proceeds of $500,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $0.75 per share until November 3, 2012.  The proceeds of the financing of $500,000 were allocated on a relative fair value basis as $343,007 to common shares and $156,993 as to warrants.  Cash share issue costs pursuant to this private placement were an additional $4,071.  The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were:  a risk free interest rate of 1.40%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

On December 21, 2010, the Company issued 100,000 common shares to ExpoGold valued at $63,000 pursuant to the Pavo Option agreement referenced in Note 9(q).

23

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

11.	SHARE CAPITAL (continued)

Fiscal 2011 (continued)

On February 17, 2011, the Company issued 50,000 common shares to ExpoGold valued at $33,000 pursuant to the execution of five option agreements.

On June 16, 2011, the Company issued 100,000 common shares to ExpoGold valued at $38,000 pursuant to the Pavo Option agreement referenced in Note 9(r).

During the year ended August 31, 2011, the Company issued 320,000 common shares pursuant to the exercise of stock options.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants.  The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the nine month period ended May 31, 2012, is as follows:

Expiry date	Exercise price	Balance, August 31, 2011	Granted	Exercised	Expired / Cancelled / Forfeited	Balance May 31, 2012
February 9, 2012	$ 0.70	130,000	-	-	(130,000)	-
February 9, 2012	$ 0.35	85,000	-	(85,000)	-	-
February 9, 2012	$ 0.56	85,000	-	-	(85,000)	-
March 28, 2012	$ 0.70	135,000	-	-	(135,000)	-
January 31, 2013	$ 0.70	1,040,000	-	-	-	1,040,000
February 25, 2014	$ 0.35	1,872,000	-	-	-	1,872,000
September 26, 2015	$ 0.56	1,660,000	-	-	-	1,660,000
December 1, 2015	$ 0.69	50,000	-	-	-	50,000
April 19, 2016	$ 0.56	100,000	-	-	-	100,000
October 21, 2016	$ 0.40	-	1,865,000	-	-	1,865,000
		5,157,000	1,865,000	(85,000)	(350,000)	6,587,000

Weighted average exercise price		$ 0.52	$ 0.40	$ 0.35	$ 0.67	$ 0.48

As at May 31, 2012, the weighted average remaining contractual life of the options outstanding was 2.8 years.

As at May 31, 2012, 5,654,500 of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.49 for those vested stock options.  The intrinsic value of the vested stock options was $nil.  The intrinsic value of the vested stock options outstanding at May 31, 2012, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of May 31, 2012, being $0.33.

24

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

11.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

The continuity for stock options for the year ended August 31, 2011, is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Granted	Exercised	Expired / Cancelled / Forfeited	Balance August 31, 2011
October 18, 2010	$ 1.18	80,000	-	-	(80,000)	-
April 17, 2011	$ 0.70	400,000	-	-	(400,000)	-
May 31, 2011	$ 0.70	50,000	-	-	(50,000)	-
March 28, 2012	$ 0.70	395,000	-	-	(260,000)	135,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	2,202,000	-	(245,000)	-	1,957,000
September 26, 2015	$ 0.56	-	1,895,000	(75,000)	(75,000)	1,745,000
December 1, 2015	$ 0.69	-	50,000	-	-	50,000
April 19, 2016	$ 0.56	-	100,000	-	-	100,000
		4,297,000	2,045,000	(320,000)	(865,000)	5,157,000

Weighted average exercise price		$ 0.53	$ 0.56	$ 0.40	$ 0.73	$ 0.52
As at August 31, 2011, the weighted average remaining contractual life of the options outstanding was 2.8 years.

d)	Share-based compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2012

During the nine month period ended May 31, 2012, the Company recorded $400,063 in share-based compensation expense for options vesting in the period.

The fair value of the 1,865,000 options granted on October 20, 2011, was determined using a risk free interest rate of 1.41%, an expected volatility ranging from 81.4% to 88.6%, an expected life of ranging from 3.87 to 4.32 years, and an expected dividend of zero for a total fair value of $456,148 or $0.245 per option.  Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Fiscal 2011

During the nine month period ended May 31, 2011, the Company recorded $511,097 in share-based compensation expense for options vesting in the period.

The fair value of the 1,895,000 options granted on September 26, 2010, was determined using a risk free interest rate ranging from 1.42% to 1.84%, an expected volatility ranging from 86.3% to 95.4%, an expected life of ranging from 1.9 to 3.8 years, and an expected dividend of zero for a total fair value of $598,225 or $0.316 per option.  Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

The fair value of the 50,000 options granted December 1, 2010, was determined using a risk free interest rate of 1.65%, an expected volatility of 93.36%, an expected life of 2.8 years, and an expected dividend of zero for a total fair value of $19,845 or $0.397 per option.  Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

25

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

11.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the nine month period ended May 31, 2012 is as follows:

Expiry date	Exercise price	Balance, August 31, 2011	Issued	Exercised	Expired	Balance May 31, 2012
December 9, 2011	$ 0.50	100,000	-	-	(100,000)	-
March 18, 2012	$ 1.00	5,686,492	-	-	(5,686,492)	-
October 29, 2012	$ 0.55	100,000	-	-	-	100,000
November 3, 2012	$ 0.75	1,000,000	-	-	-	1,000,000
October 29, 2013	$ 0.60	-	100,000	-	-	100,000
		6,886,492	100,000	-	(5,786,492)	1,200,000

Weighted average exercise price		$ 0.95	$ 0.60	$ -	$ 0.99	$ 0.72

On October 29, 2011, pursuant to a mining lease agreement with Range Minerals Inc. (Note 9(e)), the Company issued the final tranche of 100,000 share purchase warrants with an exercise price of $0.60, expiring on October 29, 2013, with a fair value of $10,969.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.14%; an expected volatility of 69%; an expected life of two years; and an expected dividend of zero.

The continuity for share purchase warrants for the year ended August 31, 2011 is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Issued	Exercised	Expired	Balance August 31, 2011
December 9, 2011	$ 0.50	100,000	-	-	-	100,000
March 18, 2012	$ 1.00	5,686,492	-	-	-	5,686,492
October 29, 2012	$ 0.55	-	100,000	-	-	100,000
November 3, 2012	$ 0.75	-	1,000,000	-	-	1,000,000
		5,786,492	1,100,000	-	-	6,886,492

Weighted average exercise price		$ 0.99	$ 0.73	$ -	$ -	$ 0.95

On October 29, 2010, pursuant to a mining lease agreement with Range Minerals Inc. (Note 9 (e)), the Company issued 100,000 share purchase warrants with an exercise price of $0.55, expiring on October 29, 2012, with a fair value of $39,592.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.39%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

26

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO, corporate compliance services, and financial reporting

The Company incurred the following fees and expenses in the normal course of operations in connection with individuals and companies owned by key management and directors.  Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three months ended		Nine months ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
Consulting fees	$ 28,613	$ 27,825	$ 85,839	$ 80,325
Office and general expenses	1,018	1,879	3,847	4,346
Total	$ 29,631	$ 29,704	$ 89,686	$ 84,671

Advances from related parties are disclosed in Note 7 and amounts owing to related parties are disclosed in Note 10.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Coal Canyon and Red Hill property leases.

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 12(a), during the nine months ended May 31, 2012, and 2011 were as follows:

	Three months ended		Nine months ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
Consulting fees	$ 28,613	$ 27,825	$ 85,839	$ 80,325
Salaries and directors fees	95,435	95,084	286,368	276,940
Share based compensation	41,325	58,097	273,076	352,772
Total	$ 165,373	$ 181,006	$ 645,283	$ 710,037

13.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and Colombian projects in Colombia.

Notes 8 and 9 provide disclosure as to the geographic location of property, plant and equipment; the exploration and evaluation assets; and geographical exploration expenditures.

27

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	May 31, 2012	August 31, 2011
Cash	Loans and Receivables	$ 5,877,911	$ 7,636,663
Amounts receivable	Loans and Receivables	152,313	477,751
Marketable securities	Available-for-sale	177,735	378,300
Advances	Loans and Receivables	27,115	24,530
Accounts payable and accrued liabilities	Other liabilities	(131,997)	(178,392)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for cash, amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. The recorded amount for marketable securities approximates their fair values and is calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at May 31, 2012
	Level 1	Level 2	Level 3
Available-for-sale securities	$ 168,775	$ 8,960	$ -	$ 177,735
Total	$ 168,775	$ 8,960	$ -	$ 177,735

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at August 31, 2011
	Level 1	Level 2	Level 3
Available-for-sale securities	$ 93,000	$ 285,300	$ -	$ 378,300
Total	$ 93,000	$ 285,300	$ -	$ 378,300

28

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Fair value of marketable securities (continued)

During the nine months ended May 31, 2012:
a)	330,000 of the common shares of Red Eagle Mining Corporation were re-classified from Level 2 to Level 1 as the “hold period” had lapsed; and

b)	40,000 of the common shares of NuLegacy Gold Corporation were re-classified from Level 2 to Level 1 as the “hold period” had lapsed.

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk
Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government.  The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk
Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)
Interest Rate Risk:  The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest.  The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)
Foreign Currency Risk:  The Company has identified its functional currencies as the Canadian dollar and the US dollar.  Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”).  The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.  At May 31, 2012, one Canadian dollar was equal to 0.968 US dollars and 1,773 Colombian Pesos.

Balances are as follows:
	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	58,813	111,081,209	123,398
Amounts receivable	126,656	1,792,200	131,834
Advances	14,750	21,063,192	27,115
	200,219	133,936,601	282,346
Accounts payable and accrued liabilities	(27,256)	(101,155,358)	(85,204)
Net monetary assets	172,963	32,781,243	197,142

29

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Risk management (continued)

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $19,700 in the period.

(c)
Commodity Price Risk:  While the value of the Company’s exploration and evaluation assets is related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

15.	MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 11). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk.  The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank account and short-term guaranteed investment certificates.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months and longer.

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended		Nine months ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
Non-cash investing and financing activities:
Fair value of warrants issued for exploration and evaluation assets	$ -	$ -	$ 10,969	$ 39,592
Fair value of shares issued for exploration and evaluation assets	-	-	13,200	96,000
Fair value of shares received for exploration and evaluation assets	-	11,325	43,920	86,325
Fair value of options exercised	-	34,650	13,094	62,716
Option recoveries in amounts receivable	-	30,639	-	30,639

30

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

17.	SUBSEQUENT EVENTS

Subsequent to May 31, 2012, the Company:

a)	Issued 100,000 common shares to ExpoGold pursuant to the Pavo Option (Note 9(q)); and

b)	Received 100,000 shares of Red Eagle pursuant to the shareholder agreement (Note 9(q)).

18.	FIRST TIME ADOPTION OF IFRS

a)	Transition to IFRS

The Company adopted IFRS effective September 1, 2011, with a transition date of September 1, 2010.  Prior to the adoption of IFRS the Company prepared its financial statements in accordance with Canadian GAAP.

The accounting policies in Note 3 have been applied in preparing the condensed consolidated interim financial statements for the nine months ended May 31, 2012, the comparative information for the nine months ended May 31, 2011, the financial statements for the year ended August 31, 2011, and the preparation of an opening IFRS statement of financial position on the Transition Date, September 1, 2010.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in consolidated financial statements prepared in accordance with previous Canadian GAAP.  An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance, and cash flows is set out below.

b)	Initial elections upon adoption

IFRS 1, First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional statement of financial position date.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.  The IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS by the Company are explained as follows:

IFRS Exemption Options

i.	Cumulative foreign currency translation differences
As permitted by the IFRS 1 election for cumulative foreign currency translation differences, the Company has deemed cumulative foreign currency translation differences for foreign operations to be zero at the Transition Date.  Any gains and losses on subsequent disposal of foreign operations will not be impacted by translation differences that arose prior to the Transition Date.

ii.	Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the latter of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010, which had been accounted for in accordance with Canadian GAAP.  As there were no unvested awards as at the Transition date of September 1, 2010, there was no financial adjustment necessary at Transition.  In addition, under IFRS 2, the definition of an employee is broader, allowing the Company to group employees and others providing similar services together.  Under this broader definition, the Company has included its consultants and employees in one group.

31

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

b)	Initial elections upon adoption (continued)

IFRS mandatory exception

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated September 1, 2010:

i.	Estimates
Hindsight is not used to create or revise estimates.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of September 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

c)	Reconciliation between Canadian GAAP and IFRS

In preparing the Company’s opening IFRS statement of financial position, the Company has adjusted amounts reported previously in its consolidated financial statements prepared in accordance with previous Canadian GAAP.  An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and equity is set out in the following tables in Note 18(c) and the notes that accompany the tables in Note 18(f).

IFRS 1 requires reconciliation disclosures that explain how the transition from Canadian GAAP to IFRS has affected the Company’s previously reported consolidated financial statements prepared in accordance with previous Canadian GAAP for the nine months ended May 31, 2011, and the year ended August 31, 2011.  An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, equity, statement of earnings and comprehensive income and material adjustments to cash flows and equity is set out in the following tables in Note 18(d) and (e) and the notes that accompany the tables in Note 18(f).

32

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

c)	Reconciliation between Canadian GAAP and IFRS as at September 1, 2010

Below is the Company’s consolidated statement of financial position as at the Transition date of September 1, 2010, under IFRS.

as at September 1, 2010 (date of Transition)		Previous	Total
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments

ASSETS

Current
Cash		$ 10,298,439	$ -	$ 10,298,439
Amounts receivable		103,324	-	103,324
Marketable securities		139,500	-	139,500
Advances and prepaid expenses		123,919	-	123,919
		10,665,182	-	10,665,182

Property, plant and equipment	18(f)(i)	148,851	(3,441)	145,410
Exploration and evaluation assets	18(f)(i)	554,671	(13,440)	541,231
		$ 11,368,704	$ (16,881)	$ 11,351,823

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$ 199,393	$ -	$ 199,393

Shareholders' equity
Share capital		25,839,086	-	25,839,086
Contributed surplus		7,204,651	-	7,204,651
Accumulated other comprehensive income		34,500	-	34,500
Deficit	18(f)(i)	(21,908,926)	(16,881)	(21,925,807)
		11,169,311	(16,881)	11,152,430
		$ 11,368,704	$ (16,881)	$ 11,351,823

33

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

d)	Reconciliation between Canadian GAAP and IFRS as at May 31, 2011

Reconciliation of financial position between Canadian GAAP and IFRS.

as at May 31, 2011		Previous
		Canadian	IAS 21	IFRS 2	IFRS
	Note	GAAP	Adjustments	Adjustments

ASSETS

Current
Cash		$ 8,433,926	$ -	$ -	$ 8,433,926
Amounts receivable		194,302	-	-	194,302
Marketable securities		276,463	-	-	276,463
Advances and prepaid expenses		55,066	-	-	55,066
		8,959,757	-	-	8,959,757

Property, plant and equipment	18(f)(i)	213,297	(10,369)	-	202,928
Exploration and evaluation assets	18(f)(i)	543,270	(28,594)	-	514,676
		$ 9,716,324	$ (38,963)	$ -	$ 9,677,361

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$ 179,553	$ -	$ -	$ 179,553

Shareholders' equity
Share capital		26,464,488	-	-	26,464,488
Contributed surplus	18(f)(ii)	7,824,276	-	25,341	7,849,617
Accumulated other comprehensive income		86,150	(26,889)	-	59,261
Deficit	18(f)	(24,838,143)	(12,074)	(25,341)	(24,875,558)
		9,536,771	(38,963)	-	9,497,808
		$ 9,716,324	$ (38,963)	$ -	$ 9,677,361

34

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

d)	Reconciliation between Canadian GAAP and IFRS as at May 31, 2011 (continued)

Reconciliation of consolidated statement of comprehensive loss between Canadian GAAP and IFRS.

for the three months ended May 31, 2011		Previous	Total
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments

Expenses
Consulting		$ 30,658	$ -	$ 30,658
Depreciation	18(f)(i)	29,524	(2,330)	27,194
Directors fees		9,738	-	9,738
Exploration and evaluation expenditures		282,938	-	282,938
Exploration and evaluation recoveries		(644)	-	(644)
Foreign exchange		18,945	-	18,945
Insurance		10,121	-	10,121
Investor relations		34,608	-	34,608
Management fees earned		(1,482)	-	(1,482)
Office rent, telephone, secretarial, sundry		50,054	-	50,054
Professional fees		4,562	-	4,562
Stock based compensation	18(f)(ii)	84,687	9,607	94,294
Travel and business promotion		30,954	-	30,954
Transfer agent, filing and regulatory fees		12,291	-	12,291
Wages and benefits		209,606	-	209,606
		905,677	7,277	912,954
Loss before other items		905,677	(7,277)	912,954
Other items
Interest earned		19,398	-	19,398
Write-off of exploration and evaluation assets		(99,117)	-	(99,117)
		(79,719)	-	(79,719)
Loss before income taxes		(886,279)	(7,277)	(893,556)
Reduction of future income taxes		-	-	-
Loss for the period		(886,279)	(7,277)	(893,556)

Other comprehensive loss
Foreign currency translation differences for foreign operations	18(f)(i)	-	800	800
Unrealized gain (loss) on marketable securities, net of tax		(11,100)	-	(11,100)
Total comprehensive loss for the period		$ (897,379)	$ (6,477)	$ (903,856)

35

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

d)	Reconciliation between Canadian GAAP and IFRS as at May 31, 2011 (continued)

Reconciliation of consolidated statements of cash flows between Canadian GAAP and IFRS.

for the three months ended May 31, 2011		Previous	Total
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments

Cash provided from (used for):

Operating activities
Net loss for the period	18(f)	$ (886,279)	$ (7,277)	$ (893,556)
Depreciation	18(f)	29,524	(2,330)	27,194
Future income tax recovery		-	-	-
Unrealized foreign exchange loss	18(f)	1,656	280	1,936
Write-off of exploration and evaluation assets		99,117	-	99,117
Shares received as exploration and evaluation assets income		(644)	-	(644)
Stock based compensation	18(f)	84,687	9,607	94,294
		(671,939)	280	(671,659)
Change in non-cash working capital items:
Amounts receivable	18(f)	(23,391)	(280)	(23,671)
Advances and prepaid expenses		32,014	-	32,014
Accounts payable and accrued liabilities		75,833	-	75,833
		(587,483)	-	(587,483)

Investing activities
Equipment purchases		(42,790)	-	(42,790)
Exploration and evaluation asset recoveries		12,764	-	12,764
Exploration and evaluation asset acquisitions		-	-	-
		(30,026)	-	(30,026)

Financing activities
Shares issued		64,750	-	64,750
Share issue costs		-	-	-
		64,750	-	64,750

Net foreign exchange differences		-	-	-

Change in cash for the period		(552,759)	-	(552,759)

Cash, beginning of the period		8,986,685	-	8,986,685

Cash, end of the period		$ 8,433,926	$ -	$ 8,433,926

36

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

d)	Reconciliation between Canadian GAAP and IFRS as at May 31, 2011 (continued)

Reconciliation of consolidated statement of comprehensive loss between Canadian GAAP and IFRS.

for the nine months ended May 31, 2011		Previous	Total
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments

Expenses
Consulting		$ 94,024	$ -	$ 94,024
Depreciation	18(f)(i)	54,719	(4,807)	49,912
Directors fees		24,784	-	24,784
Exploration and evaluation expenditures		998,466	-	998,466
Exploration and evaluation recoveries		(644)	-	(644)
Foreign exchange		71,224	-	71,224
Insurance		29,082	-	29,082
Investor relations		178,733	-	178,733
Management fees earned		(2,054)	-	(2,054)
Office rent, telephone, secretarial, sundry		143,477	-	143,477
Professional fees		43,261	-	43,261
Stock based compensation	18(f)(ii)	485,756	25,341	511,097
Travel and business promotion		97,719	-	97,719
Transfer agent, filing and regulatory fees		52,749	-	52,749
Wages and benefits		639,100	-	639,100
		2,910,396	20,534	2,930,930
Loss before other items		(2,910,396)	(20,534)	(2,930,930)
Other items
Interest earned		80,296	-	80,296
Write-off of exploration and evaluation assets		(99,117)	-	(99,117)
		(18,821)	-	(18,821)
Loss before income taxes		(2,929,217)	(20,534)	(2,949,751)
Reduction of future income taxes		-	-	-
Loss for the period		(2,929,217)	(20,534)	(2,949,751)

Other comprehensive loss
Foreign currency translation differences for foreign operations	18(f)(i)	-	(26,889)	(26,889)
Unrealized gain (loss) on marketable securities, net of tax		51,650	-	51,650
Total comprehensive loss for the period		$ (2,877,567)	$ (47,423)	$ (2,924,990)

37

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

d)	Reconciliation between Canadian GAAP and IFRS as at May 31, 2011 (continued)

Reconciliation of consolidated statements of cash flows between Canadian GAAP and IFRS.

for the nine months ended May 31, 2011		Previous	Total
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments

Cash provided from (used for):

Operating activities
Net loss for the period	18(f)	$ (2,929,217)	$ (20,534)	$ (2,949,751)
Depreciation	18(f)	54,719	(4,807)	49,912
Future income tax recovery		-	-	-
Unrealized foreign exchange loss	18(f)	1,656	280	1,936
Write-off of exploration and evaluation assets		99,117	-	99,117
Shares received as exploration and evaluation assets income		(644)	-	(644)
Stock based compensation	18(f)	485,756	25,341	511,097
		(2,288,613)	280	(2,288,333)
Change in non-cash working capital items:
Amounts receivable		(60,339)	(280)	(60,619)
Advances and prepaid expenses		68,853	-	68,853
Accounts payable and accrued liabilities		(19,840)	-	(19,840)
		(2,299,939)	-	(2,299,939)

Investing activities
Equipment purchases		(119,165)	-	(119,165)
Exploration and evaluation asset recoveries		12,764	-	12,764
Exploration and evaluation asset acquisitions		(81,852)	-	(81,852)
		(188,253)	-	(188,253)

Financing activities
Shares issued		627,750	-	627,750
Share issue costs		(4,071)	-	(4,071)
		623,679	-	623,679

Net foreign exchange differences		-	-	-

Change in cash for the period		(1,864,513)	-	(1,864,513)

Cash, beginning of the period		10,298,439	-	10,298,439

Cash, end of the period		$ 8,433,926	$ -	$ 8,433,926

38

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

e)	Reconciliation between Canadian GAAP and IFRS as at August 31, 2011

Reconciliation of financial position between Canadian GAAP and IFRS.

as at August 31, 2011		Previous
		Canadian	IAS 21	IFRS 2	IFRS
	Note	GAAP	Adjustments	Adjustments

ASSETS

Current
Cash		$ 7,636,663	$ -	$ -	$ 7,636,663
Amounts receivable		477,751	-	-	477,751
Marketable securities		378,300	-	-	378,300
Advances and prepaid expenses		101,002	-	-	101,002
		8,593,716	-	-	8,593,716

Property, plant and equipment	18(f)(i)	207,955	(6,878)	-	201,077
Exploration and evaluation assets	18(f)(i)	304,030	(26,617)	-	277,413
		$ 9,105,701	$ (33,495)	$ -	$ 9,072,206

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities		$ 178,392	$ -	$ -	$ 178,392

Shareholders' equity
Share capital		26,502,488	-	-	26,502,488
Contributed surplus	18(f)(ii)	7,895,223	-	35,151	7,930,374
Accumulated other comprehensive income		98,864	(23,445)	-	75,419
Deficit	18(f)	(25,569,266)	(10,050)	(35,151)	(25,614,467)
		8,927,309	(33,495)	-	8,893,814
		$ 9,105,701	$ (33,495)	$ -	$ 9,072,206

39

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

e)	Reconciliation between Canadian GAAP and IFRS as at August 31, 2011 (continued)

Reconciliation of consolidated statement of comprehensive loss between Canadian GAAP and IFRS.

for the year ended August 31, 2011		Previous	Total
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments

Expenses
Consulting		$ 124,321	$ -	$ 124,321
Depreciation	18(f)(i)	79,599	(6,831)	72,768
Directors fees		32,129	-	32,129
Exploration and evaluation expenditures		1,350,487	-	1,350,487
Exploration and evaluation recoveries		(40,914)	-	(40,914)
Foreign exchange		44,265	-	44,265
Insurance		41,575	-	41,575
Investor relations		204,499	-	204,499
Management fees earned		(3,123)	-	(3,123)
Office rent, telephone, secretarial, sundry		190,850	-	190,850
Professional fees		80,398	-	80,398
Stock based compensation	18(f)(ii)	556,703	35,151	591,854
Travel and business promotion		123,044	-	123,044
Transfer agent, filing and regulatory fees		56,400	-	56,400
Wages and benefits		733,037	-	733,037
		3,573,270	28,320	3,601,590
Loss before other items		(3,573,270)	(28,320)	(3,601,590)
Other items
Interest earned		105,736	-	105,736
Write-off of exploration and evaluation assets		(206,929)	-	(206,929)
		(101,193)	-	(101,193)
Loss before income taxes		(3,674,463)	(28,320)	(3,702,783)
Reduction of future income taxes		14,123	-	14,123
Loss for the period		(3,660,340)	(28,320)	(3,688,660)

Other comprehensive loss
Foreign currency translation differences for foreign operations	18(f)(i)	-	(23,445)	(23,445)
Unrealized gain (loss) on marketable securities, net of tax		64,364	-	64,364
Total comprehensive loss for the period		$ (3,595,976)	$ (51,765)	$ (3,647,741)

40

Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

e)	Reconciliation between Canadian GAAP and IFRS as at August 31, 2011 (continued)

Reconciliation of consolidated statements of cash flows between Canadian GAAP and IFRS.

for the year ended August 31, 2011		Previous	Total
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments

Cash provided from (used for):

Operating activities
Net loss for the year	18(f)	$(3,660,340)	$(28,320)	$(3,688,660)
Depreciation	18(f)	79,599	(6,831)	72,768
Future income tax recovery		(14,123)	-	(14,123)
Unrealized foreign exchange loss	18(f)	3,980	-	3,980
Write-off of exploration and evaluation assets		206,929	-	206,929
Shares received as exploration and evaluation assets income		(29,334)	-	(29,334)
Stock based compensation	18(f)	556,703	35,151	591,854
		(2,856,586)	-	(2,856,586)
Change in non-cash working capital items:
Amounts receivable		(221,573)	-	(221,573)
Advances and prepaid expenses		22,917	-	22,917
Accounts payable and accrued liabilities		(21,001)	-	(21,001)
		(3,076,243)	-	(3,076,243)

Investing activities
Equipment purchases		(138,703)	-	(138,703)
Exploration and evaluation asset recoveries		12,764	-	12,764
Exploration and evaluation asset acquisitions		(83,273)	-	(83,273)
		(209,212)	-	(209,212)

Financing activities
Shares issued		627,750	-	627,750
Share issue costs		(4,071)	-	(4,071)
		623,679	-	623,679

Net foreign exchange differences		-	-	-

Change in cash for the year		(2,661,776)	-	(2,661,776)

Cash, beginning of the year		10,298,439	-	10,298,439

Cash, end of the year		$7,636,663	$-	$7,636,663

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Miranda Gold Corp. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended May 31, 2012 (Unaudited - stated in Canadian dollars)

18.	FIRST TIME ADOPTION OF IFRS (continued)

f)	Explanatory notes to the IFRS reconciliations above:

(i)	Functional currency

Under Canadian GAAP, an entity is not explicitly required to assess the unit of measure (functional currency) in which it measures its own assets, liabilities, revenues and expenses.  Under Canadian GAAP, an entity applies criteria to determine only whether a foreign subsidiary’s operation is integrated or self-sustaining, in which case the temporal or current methods of translation respectively, are then applied to the subsidiary’s financial statement balances and results of operations.  Under Canadian GAAP, the Company prepared its financial statements in Canadian dollars and its US subsidiary and Colombian branch operations were determined to be integrated foreign operations.

Under IFRS, specifically, IAS 21, the functional currency of the reporting entity and each of its foreign operations must be assessed independently giving consideration to the primary economic environment in which each operates.  IFRS provides guidance in respect of factors to be considered in determining an entity’s functional currency that are similar to those noted in Canadian GAAP, however, unlike Canadian GAAP, IFRS distinguishes between primary and secondary factors in making such an assessment.  Based on the assessment under IFRS, management has determined that the functional currencies of Miranda Gold Corp. is the Canadian dollar; its Canadian subsidiaries and their respective Colombian branch operations is the Canadian dollar, and its US subsidiary is the US dollar.

Accordingly, the change in functional currency has been reflected in reporting the Company’s financial position in the Company’s Canadian dollar presentation currency.

(ii)	Share-based payments

IFRS 1 requires the Company to apply IFRS 2, Share-Based Payments, to all equity instruments of share-based payments that have not vested at the transition date.  IFRS requires that cash-settled share based payments be accounted for using a fair value method, as opposed to an intrinsic value under Canadian GAAP.

IFRS

•
Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches

•	Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; and
•	Employees and those providing like services are more broadly defined.

Canadian GAAP

•
The fair value of share-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period with revaluations of awards to persons involved in an “investor relations” capacity at each balance sheet date; and

•	Forfeitures of awards are recognized as they occur.

IFRS 2 was applied for applicable unvested stock options granted prior to the Transition date at September 1, 2010, of which there were none.  IFRS requires different measurement for stock options that have graded vesting features and also allows for a broader definition of “employee” compared with Canadian GAAP.

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